March 3, 2020

VIA EDGAR

Raymond Be, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oxford Square Capital Corp.

Post-Effective Amendment No. 4 to the Registration Statement on Form N-2

(File No. 333-229337) filed on March 3, 2020

Dear Mr. Be:

On behalf of Oxford Square Capital Corp. (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford Post-Effective Amendment No. 4 to the Company’s registration statement on Form N-2 (File No. 333-229337), filed with the Commission on March 3, 2020 (the “Registration Statement”), selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement is substantially similar to the disclosure contained in Pre-Effective Amendment No. 2 to Company’s registration statement on Form N-2 (File No. 333-229337), filed with the Commission on March 25, 2019 and declared effective by the Commission on March 25, 2019 (the “Effective Date”), except for (i) revisions reflecting material developments relating to the Company since the Effective Date and (ii) the incorporation by reference of annual audited financial statements and related financial data for the fiscal year ended December 31, 2019, together with disclosure relating thereto.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0815.

Sincerely, /s/ Vlad M. Bulkin Vlad M. Bulkin